

Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

EXEMPTION NUMBER FILE N° 82.3336


05005908

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
February 04th 2005

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders :

Press Information :

- February 03th

Sincerely yours.

Finance Department Manager

F. MOREAU

F. Mo

2/23

Personal copy : Miss Sandra FOLSON



Ciments Français
Italcementi Group

2004 CONSOLIDATED SALES

Paris, 3 February 2005 – Consolidated sales in 2004 amounted **3,060.5 million euros**, a rise of 5.6% compared to 2003 and 7.7% on a like-for-like basis. The unfavourable exchange rate impact was -2.6% (75.4 million euros) and the change in consolidation scope impact +0.5%.

BREAKDOWN BY GEOGRAPHIC AREA

In € M	December 31st			
	2004	**2003**	%	% (1)
European Union	1,771.5	1,691.1	*4.8*	*4.9*
of which France	*1,272.0*	*1,178.3*	*8.0*	*7.2*
North America	553.6	525.5	*5.3*	*15.8*
Asia (2)	218.7	186.2	*17.4*	*14.0*
Other countries	516.6	496.1	*4.1*	*6.5*
TOTAL	**3,060.5**	**2,898.9**	***5.6***	*7.7*

(1) On a like-for-like basis
(2) Thailand, India and Kazakhstan since 2004.

BREAKDOWN BY BUSINESS

In € M	December 31st			
	2004	**2003**	%	% (1)
Cement and Clinker	1,992.3	1,864.3	*6.9*	*9.6*
Aggregates/Ready-Mixed Concrete	987.6	950.7	*3.9*	*4.5*
Other	80.6	83.9	*(3.8)*	*3.9*
TOTAL	**3,060.5**	**2,898.9**	***5.6***	*7.7*

(1) On a like-for-like basis

Consolidated sales trends in 2004 continued to be positive compared to 2003 in all the Group's business lines and geographic areas, although the pace of growth was more measured in the second half of the year.

Business remained buoyant in all domestic markets with the exception of Greece which, as expected, experienced a slowdown after the ending of Olympic Games construction activities. Growth was particularly strong in France, North America and Asia. The rise in volumes was accompanied by generally positive price trends.

Consolidated sales figures were affected by a negative exchange rate impact due mainly to the depreciation of the dollar and the baht against the euro.

The change in the consolidation scope mainly reflected the inclusion of the Kazakhstan subsidiary's sales.

On the internet :

Ciments Français : www.cimfra.com
Italcementi : www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax : + 33(0)1 42 91 77 20

Investors Relations:
Tel : +33(0)1 42 91 76 76
Media Relations:
Tel :+33(0)1 42 91 75 20



Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

EXEMPTION NUMBER FILE N° 82.3336

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
February 04th 2005

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders :

Press information :

- February 03th

Sincerely yours.

Finance Department Manager

F. MOREAU



Ciments Français
Italcementi Group

2004 CONSOLIDATED SALES

Paris, 3 February 2005 – Consolidated sales in 2004 amounted **3,060.5 million euros**, a rise of 5.6% compared to 2003 and 7.7% on a like-for-like basis. The unfavourable exchange rate impact was -2.6% (75.4 million euros) and the change in consolidation scope impact +0.5%.

BREAKDOWN BY GEOGRAPHIC AREA

	December 31st			
In € M	**2004**	**2003**	%	% (1)
European Union	1,771.5	1,691.1	*4.8*	*4.9*
of which France	*1,272.0*	*1,178.3*	*8.0*	*7.2*
North America	553.6	525.5	*5.3*	*15.8*
Asia (2)	218.7	186.2	*17.4*	*14.0*
Other countries	516.6	496.1	*4.1*	*6.5*
TOTAL	**3,060.5**	**2,898.9**	***5.6***	*7.7*

(1) On a like-for-like basis
(2) Thailand, India and Kazakhstan since 2004.

BREAKDOWN BY BUSINESS

	December 31st			
In € M	**2004**	**2003**	%	% (1)
Cement and Clinker	1,992.3	1,864.3	*6.9*	*9.6*
Aggregates/Ready-Mixed Concrete	987.6	950.7	*3.9*	*4.5*
Other	80.6	83.9	*(3.8)*	*3.9*
TOTAL	**3,060.5**	**2,898.9**	***5.6***	*7.7*

(1) On a like-for-like basis

Consolidated sales trends in 2004 continued to be positive compared to 2003 in all the Group's business lines and geographic areas, although the pace of growth was more measured in the second half of the year.

Business remained buoyant in all domestic markets with the exception of Greece which, as expected, experienced a slowdown after the ending of Olympic Games construction activities. Growth was particularly strong in France, North America and Asia. The rise in volumes was accompanied by generally positive price trends.

Consolidated sales figures were affected by a negative exchange rate impact due mainly to the depreciation of the dollar and the baht against the euro.

The change in the consolidation scope mainly reflected the inclusion of the Kazakhstan subsidiary's sales.

On the internet :

Ciments Français : www.cimfra.com
Italcementi : www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax : + 33(0)1 42 91 77 20

Investors Relations:
Tel : +33(0)1 42 91 76 76
Media Relations:
Tel :+33(0)1 42 91 75 20